Exhibit 99.1

Richmont Mines to Transfer Listing of Common Shares to the New York Stock Exchange

TORONTO, Ontario, Canada, January 10, 2017 - Richmont Mines Inc. (TSX – NYSE MKT: RIC) (“Richmont” or the “Corporation”) is pleased to announce that it will transfer the listing of its common shares from NYSE MKT to the New York Stock Exchange (the “NYSE”). The Corporation expects its common shares to begin trading on the NYSE on Wednesday, January 18, 2017 under its current ticker symbol “RIC” and will continue to trade on the NYSE MKT until the transfer is completed. Richmont’s common shares will continue to be listed for trading on the Toronto Stock Exchange, which listing will continue unaffected by the transfer to the NYSE.

To celebrate its listing, Richmont will be ringing the NYSE Closing Bell on Thursday, February 16, 2017 at 4:00 PM ET.

About Richmont Mines Inc.
Richmont Mines currently produces gold from the Island Gold Mine in Ontario, and the Beaufor Mine in Quebec. The Corporation is also advancing development of the significant high-grade resource extension at depth of the Island Gold Mine in Ontario. With 35 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth.

For more information, please contact:

Renaud Adams	Anne Day
President and CEO	Vice-President, Investor Relations
Phone: 416 368-0291 ext. 101	Phone: 416 368-0291 ext. 105

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